Exhibit (a)(5)(K)

PRESS RELEASE

CSL010022	12/1/10

Carlisle Companies Incorporated Successfully Completes Tender Offer for Hawk Corporation

CHARLOTTE, NORTH CAROLINA, Dec. 1, 2010 — Carlisle Companies Incorporated (NYSE: CSL), and Hawk Corporation (NYSE Amex: HWK), today jointly announced the successful completion of the previously announced tender offer for all of the outstanding shares of Hawk Class A common stock (together with the associated preferred share purchase rights).  The offer expired at 12:00 midnight, New York City time, at the end of the day on November 30, 2010.

On November 1, 2010, HC Corporation, a wholly owned subsidiary of Carlisle, commenced its tender offer to acquire all the outstanding shares of Hawk’s Class A common stock (together with the associated preferred share purchase rights) at a purchase price of $50.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes. Based on a preliminary count by the depositary for the tender offer, a total of 7,321,448 shares of Hawk Class A common stock, including 312,450 shares tendered under guaranteed delivery procedures, representing approximately 94 percent of Hawk’s outstanding common stock, were validly tendered and not withdrawn in the tender offer.  As of the expiration of the tender offer, Hawk had 7,759,063 shares of Class A common stock outstanding.  All shares that were validly tendered and not withdrawn have been accepted for payment by HC Corporation in accordance with the terms of the tender offer and applicable law.

Carlisle, through its direct wholly owned subsidiary, HC Corporation, will acquire all of the remaining outstanding shares of Hawk Class A common stock by means of a merger under Delaware law.  In the merger, each outstanding share of Hawk Class A common stock (other than shares to which the holder has properly exercised appraisal rights) will be converted into the right to receive $50.00 net to the seller in cash, without interest, less any applicable withholding taxes. As a result of the completion of the merger, Hawk’s Class A common stock will cease trading on the NYSE Amex.  Carlisle expects that the merger will be implemented on an expedited basis pursuant to the short form merger procedure available under Delaware law.

Complete terms and conditions of the tender offer are set forth in the tender offer materials, including the offer to purchase and letter of transmittal, filed with the Securities and Exchange Commission by Carlisle and HC Corporation on November 1, 2010, with Carlisle’s tender offer statement on Schedule TO, as amended and supplemented.

About Carlisle Companies Incorporated

Carlisle is a diversified global manufacturing company serving the construction materials, commercial roofing, specialty tire and wheel, power transmission, heavy-duty brake and friction, foodservice, aerospace, and test and measurement industries.

About Hawk Corporation

Hawk is a leading supplier of friction products for brakes, clutches and transmissions used in airplanes, trucks, construction and mining equipment, farm equipment, and recreational and performance automotive vehicles.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release is not an offer to purchase or a solicitation of an offer to sell any securities of Hawk Corporation (“Hawk”), nor is it a substitute for the tender offer materials described below and filed by Carlisle Companies Incorporated (“Carlisle”) and Hawk with the Securities and Exchange Commission (the “SEC”) on November 1, 2010, as amended.

Investors and security holders of Hawk are urged to read Carlisle’s offer to purchase filed with the SEC on Schedule TO (as amended, the “Schedule TO”) and Hawk’s solicitation/recommendation statement filed with the SEC on Schedule 14D-9 (as amended, the “Schedule 14D-9”). Hawk stockholders are urged to read these materials carefully as they contain important information, including the terms and conditions of the offer. Hawk stockholders may obtain a free copy of these materials and other documents filed by Carlisle or Hawk with the SEC at the website maintained by the SEC at www.sec.gov. The Schedule TO, including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement may also be obtained for free by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 or toll-free at (800) 659-5550, or by contacting Carlisle at (704) 501-1100.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market, regulatory and other factors, including the risk that the transaction may not be consummated; and the risk that Hawk may not be integrated successfully into Carlisle. More detailed information about these factors is contained in filings made by Carlisle and Hawk with the SEC.  Neither Carlisle nor Hawk undertakes any duty to update forward-looking statements.

CONTACT:	Steven J. Ford
Vice President & Chief Financial Officer
Carlisle Companies Incorporated
(704) 501-1100
http://www.carlisle.com

Ronald E. Weinberg
Chairman & Chief Executive Officer
Hawk Corporation
(216) 861-3553
http://www.hawkcorp.com